PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 23, 2001)

                              7,200,000 SYNDECS(SM)
                    (DEBT EXCHANGEABLE FOR COMMON STOCK(SM))

                     CITIGROUP GLOBAL MARKETS HOLDINGS INC.

                VARIABLE RATE EXCHANGEABLE NOTES DUE JULY 1, 2006
(Subject to exchange into shares of common stock of Regency Centers Corporation)
                                ----------------
     Holders of the Variable Rate Exchangeable Notes Due July 1, 2006 (which we call SynDECS) will receive on each January 1, April 1, July 1 and October 1 beginning on October 1, 2003 and ending on July 1, 2006, a cash distribution in an amount equal to the sum of:

     o interest accrued at a rate of 2.00% per annum on the principal amount of $32.560 per SynDECS, plus;

     o the amount of cash dividends paid by Regency Centers Corporation, which we call Regency, since the preceding interest payment date on one share of Regency common stock, up to cash dividends of $0.52 per share per quarter; and

     o 5/6th of any cash dividends paid by Regency since the prior interest payment date on one share of its common stock in excess of the amount described in the preceding bullet.

     At maturity, we will exchange your SynDECS for shares of Regency common stock or the cash equivalent of those shares or a combination of shares and cash. The number of shares of Regency common stock or amount of cash you will receive will depend on the price of Regency common stock on each of the 20 trading days beginning on June 1, 2006. On each of those 20 trading days, a formula will be applied to that day's closing price for the Regency common stock, and the results of the 20 days' calculations will be added to determine the total number of shares of Regency common stock (or their cash equivalent) that you will receive on the maturity date. Under that formula:

     o for each of those 20 trading days on which the closing price for Regency common stock is more than $39.072 per share, you will receive 1/24th of one share of Regency common stock for each SynDECS you own;

     o for each of those 20 trading days on which the closing price for Regency common stock is more than $32.560 per share but less than or equal to $39.072 per share, you will receive a fraction of a share of Regency common stock per SynDECS equal to the result of multiplying 1/20th of a share by the result of dividing the public offering price by the closing price; and

     o for each of those 20 trading days on which the closing price for Regency common stock is $32.560 per share or less, you will receive 1/20th of one share of Regency common stock for each SynDECS you own.

     As a result, on the maturity date you will receive a total of between 5/6th of one share and one share of Regency common stock or their cash equivalent for each SynDECS you own. We will have the option to pay you the cash equivalent of the shares of the Regency common stock that we would otherwise be required to deliver to you in respect of some or all of the 20 trading days.

     We have attached to this prospectus supplement and the accompanying prospectus the prospectus supplement and accompanying prospectus of Regency relating to the shares of Regency common stock that you may receive at maturity. The Regency common stock is listed on the New York Stock Exchange under the symbol "REG." The last reported sale price on the New York Stock Exchange on June 18, 2003 was $32.560 per share. We have applied to list the SynDECS on the New York Stock Exchange.

                                ----------------

     INVESTING IN THE SYNDECS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The SynDECS are not deposits or savings accounts but are unsecured debt obligations of Citigroup Global Markets Holdings Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

                                ----------------

                                                                 PER SYNDECS      TOTAL
                                                                 -----------   ------------
Public Offering Price                                            $32.5600      $234,432,000
Underwriting Commissions paid by Security Capital(1)             $ 0.9768      $  7,032,960
Proceeds to Citigroup Global Markets Holdings Inc.               $32.5600      $234,432,000

----------------
(1) See "Underwriting" for a description of certain arrangements.
                                ----------------
    We have granted an option to the underwriters to purchase up to an additional 1,080,000 SynDECS to cover over-allotments. The underwriters expect to deliver the SynDECS to purchasers on June 24, 2003.
                                ----------------
SOLE BOOKRUNNER AND JOINT LEAD MANAGER                        JOINT LEAD MANAGER
CITIGROUP                                                    MERRILL LYNCH & CO.

June 18, 2003
-------------
(SM) Service mark of Citigroup Global Markets Inc.

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. NEITHER WE NOR REGENCY, SECURITY CAPITAL OR THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENTS.

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
                              PROSPECTUS SUPPLEMENT

     Prospectus Supplement Summary .......................................   S-3
     Risk Factors ........................................................   S-6
     Ratios of Earnings to Fixed Charges .................................   S-8
     Relationship among Citigroup, Regency and the Selling Shareholder ...   S-8
     Price Range of Regency Common Stock .................................   S-9
     Description of the SynDECS ..........................................  S-10
     Certain United States Federal Income Tax Considerations .............  S-19
     Underwriting ........................................................  S-22
     ERISA Considerations ................................................  S-24
     Legal Matters .......................................................  S-24
     Where You Can Find More Information .................................  S-25

                                   PROSPECTUS

     Prospectus Summary ..................................................     2
     Forward-Looking Statements ..........................................     6
     Salomon Smith Barney Holdings Inc. ..................................     7
     Use of Proceeds and Hedging .........................................     8
     Ratio of Earnings to Fixed Charges ..................................     9
     European Monetary Union .............................................    10
     Description of Debt Securities ......................................    11
     Description of Index Warrants .......................................    18
     Book-Entry Procedures and Settlement ................................    21
     Limitations on Issuances in Bearer Form .............................    22
     Plan of Distribution ................................................    23
     ERISA Matters .......................................................    25
     Legal Matters .......................................................    25
     Experts .............................................................    25

                          PROSPECTUS SUPPLEMENT SUMMARY

     The following summary contains basic information about us, Regency and the SynDECS. It does not contain all the information that is important to you. Unless we say otherwise, we assume in this prospectus supplement that the underwriters will not exercise the over-allotment option.

                     CITIGROUP GLOBAL MARKETS HOLDINGS INC.

     We are a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through our subsidiaries. On April 7, 2003, we filed a Restated Certificate of Incorporation in the State of New York changing our name from Salomon Smith Barney Holdings Inc. to Citigroup Global Markets Holdings Inc. We are a subsidiary of Citigroup Inc., a diversified financial services holding company.

                           REGENCY CENTERS CORPORATION

     Regency completed its initial public offering in 1993 and is a qualified self-administered, self-managed real estate investment trust ("REIT"). Through a series of strategic acquisitions in 1997, 1998 and 1999, Regency expanded the scope of its operations and became a nationally-based owner, operator, and developer of grocery-anchored retail shopping centers.

     At March 31, 2003, Regency's assets totaled approximately $3.1 billion with 261 shopping centers in 21 states. At March 31, 2003, including properties owned through its joint ventures, Regency's gross leasable area ("GLA") totaled 29.6 million square feet and was 94.9% leased. Geographically, including properties owned by Regency's joint ventures, 20.6% of Regency's GLA is located in Florida, 18.1% in California, 17.3% in Texas, 8.2% in Georgia, 6.4% in Ohio, and 29.4% spread throughout 16 other states.

     Regency invests in retail shopping centers through Regency Centers, L.P., the operating partnership in which it is the sole general partner and currently owns approximately 98% of the outstanding common partnership units. Its acquisition, development, operations and financing activity, including the issuance of common or preferred partnership units, is generally executed by its operating partnership, its wholly-owned subsidiaries and joint ventures with third parties.

     For additional information about Regency, including risks associated with an investment in Regency common stock, see the prospectus of Regency that we have attached for your convenience to this prospectus supplement and accompanying prospectus.

                                  THE OFFERING

Securities Offered ...........  7,200,000 Variable Rate Exchangeable Notes Due
                                July 1, 2006, which we refer to as SynDECS, with an aggregate principal amount of $234,432,000. Each SynDECS will be issued with a principal amount of $32.560.

Offering Price ...............  $32.560 per SynDECS, which is the closing price per share of Regency common stock as reported on the New York Stock Exchange on June 18, 2003.

Maturity Date ................  July 1, 2006. The maturity date may be extended under certain circumstances.

Ranking ......................  Each SynDECS is an unsecured obligation of ours and will rank equally with all of our other unsecured and unsubordinated debt.

Exchange .....................  At the maturity date, we will exchange the principal amount of each SynDECS into shares of Regency common stock (or the cash equivalent as described below) in an amount equal to the sum of:

                                o for each of the 20 trading days beginning on June 1, 2006 on which the closing price of Regency common stock is more than $39.072 per share, 1/24th of one share of Regency common stock per SynDECS;

                                o for each of the 20 trading days beginning on June 1, 2006 on which the closing price of Regency common stock is more than $32.560 per share but less than or equal to $39.072 per share, a fraction of a share of Regency common stock equal to the result of multiplying 1/20th of a share by the result of dividing the public offering price by the closing price; and

                                o for each of the 20 trading days beginning on June 1, 2006 on which the closing price of Regency common stock is $32.560 or less per share, 1/20th of one share of Regency common stock per SynDECS.

                                As a result, on the maturity date you will receive a total of between 5/6th of one share and one share of Regency common stock for each SynDECS you own.

Option to Deliver Cash Instead
of Regency Common Stock ......  We will have the option to pay you cash instead of delivering Regency common stock that we would otherwise be required to deliver to you in respect of some or all of the 20 trading days described above.

Certain Adjustment Events ....  The number of shares of Regency common stock (or the amount of cash) you receive on the maturity date will be adjusted, or you will receive cash or securities instead of or in addition to the Regency common stock, if Regency splits its stock, pays a stock dividend, issues warrants or distributes certain types of assets or if certain other events occur that are described in detail later in this prospectus supplement (though no adjustment will be made as a result of any cash dividend on the Regency common stock, which will instead affect the interest payments we make on the SynDECS).

No Early Redemption ..........  We will not have the option to exchange the principal amount of the SynDECS for Regency common stock or to otherwise repay the principal of the SynDECS prior to the maturity date.

U.S. Federal Income Tax
Considerations ...............  In purchasing a SynDECS, you agree with
                                Citigroup Global Markets Holdings that you and Citigroup Global Markets Holdings intend to treat SynDECS for U.S. federal income tax purposes as a variable forward contract to purchase Regency common stock (subject to our right to deliver cash in lieu of Regency common stock). In addition, you and Citigroup Global Markets Holdings agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your purchase obligation under the SynDECS. Under this treatment, you generally will be required to include the cash distributions on the SynDECS as ordinary income at the time such amounts are accrued or received in accordance with your method of accounting. You should refer to the section "Certain United States Federal Income Tax Considerations" in this prospectus supplement for more information.

Listing ......................  We have applied to list the SynDECS on the New
                                York Stock Exchange.

                                  RISK FACTORS

     You should carefully consider the information contained in this prospectus supplement and accompanying prospectus and the following factors before purchasing the SynDECS. Specifically, you should be aware that the trading price of the SynDECS may vary considerably prior to the maturity date as a result of, among other things, fluctuations in the market price of Regency common stock and other events that are difficult to predict and beyond our control.

YOU WILL BEAR THE FULL RISK OF A DECLINE IN THE VALUE OF THE REGENCY COMMON STOCK BETWEEN THE PRICING DATE FOR THE SYNDECS AND THE MATURITY DATE

     The amount of Regency common stock (or the cash equivalent) that you will receive on the maturity date is not fixed, but is based on the closing price of Regency common stock on each of 20 trading days before the maturity date. The value of the shares of common stock you receive in exchange for your SynDECS or the equivalent cash payment may be less than the principal amount of your SynDECS. If the market price of the common stock declines, the stock that you receive will be worth less than what you paid for your SynDECS and you will lose money. Moreover, you could lose your total investment in the SynDECS if Regency becomes insolvent or bankrupt.

     See the Regency prospectus, which we have attached to this prospectus supplement, for more information on the Regency common stock.

THE SYNDECS MAY BE LESS PROFITABLE THAN A DIRECT INVESTMENT IN REGENCY

     In particular,

     o You will have less opportunity for gains if the value of Regency common stock increases than you would have if you purchased Regency common stock directly. You will realize a gain only if the value of Regency common stock increases by 20% between the closing date and the maturity date, and then you will only receive 5/6th of the increase in the Regency common stock price above that level.

     o Because the number of shares of Regency common stock or the equivalent cash payment you receive on the maturity date is determined based on the closing price of the Regency common stock for each of the 20 trading days beginning on June 1, 2006, the actual value of the stock or the amount of cash that you receive on the maturity date may be less than the price of the stock on the maturity date.

     The yield you receive on the SynDECS will fluctuate if the amount of cash dividends Regency pays on its common stock changes or is eliminated.

THE TRADING PRICE OF REGENCY COMMON STOCK MAY ADVERSELY AFFECT THE TRADING PRICE OF THE SYNDECS

     The trading price of the SynDECS will be influenced by the trading price of Regency common stock, which in turn will be influenced by Regency's operating results and prospects, by economic, financial and other factors and by general market conditions. The trading prices of Regency common stock, including the trading prices during the 20 trading day period in which the number of shares (or cash equivalent) you will receive is determined, may also be affected by purchases or sales of Regency common stock we or an entity with which we hedge may make to fund cash payments we may elect to make in lieu of delivering common stock on the maturity date or by hedging activities that Citigroup affiliates may engage in related to ownership by a Citigroup affiliate of the residual share agreement or that UBS AG, London Branch may engage in related to its forward purchase contract with Security Capital or Citibank, N.A. described under "Relationship Among Citigroup, Regency and the Selling Shareholder."

A TRADING MARKET FOR THE SYNDECS MAY NOT DEVELOP

     There is currently no secondary market for the SynDECS. A secondary market may not develop or, if it does, it might not give you the opportunity to resell your SynDECS and may not continue for the life of the SynDECS. Although we have applied to list the SynDECS on the New York Stock Exchange, we cannot assure you that our application will be approved. Because the SynDECS are linked to more than 5% of the outstanding Regency common stock, under New York Stock Exchange rules the Exchange must evaluate the maximum percentage of SynDECS that may be issued in relation to the outstanding Regency common stock and obtain the SEC's concurrence with its evaluation and proposed approval for listing of the SynDECS. We cannot assure you that the SEC will permit the listing or if they do, when they will do so. We do not currently expect that the listing will be effective by the issue date of the SynDECS. If the SynDECS are not listed or traded on a securities exchange or trading market, pricing information for the SynDECS may be difficult to obtain and the liquidity of the SynDECS may be adversely affected. The underwriters currently intend, but are not obligated, to make a market in the SynDECS. See "Underwriting."

THE SYNDECS MAY AFFECT THE MARKET FOR THE REGENCY COMMON STOCK

     Any market that develops for the SynDECS is likely to influence and be influenced by the market for the Regency common stock. For example, the price of the Regency common stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Regency common stock at the maturity of the SynDECS, by possible sales of the Regency common stock by investors who view the SynDECS as a more attractive means of equity participation in Regency and by hedging or arbitrage trading activity that may develop involving the SynDECS and the Regency common stock.

CERTAIN ACTIONS BY REGENCY MAY ADVERSELY AFFECT THE VALUE OF THE SYNDECS

     The amount you receive at maturity is subject to adjustment for certain events arising from, among other things, stock splits and combinations, stock dividends and certain other actions of Regency that modify its capital structure. See "Description of the SynDECS--Dilution Adjustments" and "--Adjustment Events." However, other events, such as offerings of Regency common stock for cash or in connection with acquisitions, which may adversely affect the price of the Regency common stock, may not result in an adjustment. If any of these other events adversely affects the price of the Regency common stock, it may also adversely affect the trading price of the SynDECS.

     In addition, unless and until we deliver shares of Regency common stock to you at maturity, you will not be entitled to any rights with respect to Regency common stock, including, without limitation, voting rights and the right to receive dividends or other distributions.

REGENCY HAS NO OBLIGATIONS WITH RESPECT TO THE SYNDECS

     Regency has no obligations with respect to the SynDECS or the amount you are to receive at maturity. Regency is not under any obligation to take your needs or our needs into consideration. Regency is not involved with the administration or trading of the SynDECS.

YOU MAY BE SUBJECT TO OWNERSHIP LIMITS ON HOLDING SYNDECS OR REGENCY STOCK AS A RESULT OF AN INVESTMENT IN SYNDECS

     The Regency articles of incorporation prohibit any person (as defined under Regency's articles), subject to certain exceptions, from beneficially owning more than 7% of Regency's outstanding capital stock. Beneficial ownership of Regency capital stock is defined under Regency's articles to include ownership through certain stock attribution provisions of the Internal Revenue Code of 1986, as amended. As a result, it is possible that ownership of a SynDECS would be treated as beneficial ownership of Regency stock and that such ownership would be taken into account together with any Regency stock that you own, directly or by attribution, in order to determine your total beneficial ownership of Regency stock. See "Description of Capital Stock--Statutory Provisions and Provisions of Our Articles of Incorporation and Bylaws" in the attached Regency prospectus. You should consult your tax and legal advisors to determine whether these ownership restrictions may apply to you.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SYNDECS ARE UNCERTAIN AND ADVERSE TAX RULES MAY APPLY

     No statutory, judicial or administrative authority directly addresses the characterization of the SynDECS or instruments similar to the SynDECS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the SynDECS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the SynDECS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations" in this prospectus supplement.

     It is possible that some or all of any long-term capital gain arising upon any sale or other disposition of the SynDECS or deemed to arise upon the delivery of Regency common stock would be characterized as ordinary income for U.S. federal income tax purposes under the "constructive ownership" transaction rules, and that an interest charge would be imposed on any such ordinary income. Any such long-term capital gain would be recharacterized as ordinary income only to the extent that it exceeds the long-term capital gain that would have been recognized if you had invested directly in the Regency shares to which the SynDECS relate. You should consult your tax advisor with respect to the application of the constructive ownership transaction rules to the SynDECS.

     If you are a non-U.S. holder of the SynDECS, Citigroup Global Markets Holdings will withhold U.S. income tax at a rate of 30% on any cash distributions made with respect to the SynDECS. Also, under special rules applicable to interests in real estate investment trusts held by non-U.S. persons, gain recognized by a non-U.S holder of the SynDECS on the sale or other taxable disposition of the SynDECS, including as a result of the delivery of cash at our election pursuant to the SynDECS, will be subject to U.S. net income tax unless you owned no more than 5% in value of the outstanding SynDECS throughout your entire holding period for the SynDECS.

     You should refer to the section "Certain United States Federal Income Tax Considerations" in this prospectus supplement for more information.

YOU SHOULD CONSIDER THE RISK FACTORS RELATING TO REGENCY

     You should carefully consider the information in the Regency prospectus, including the information contained under the heading "Risk Factors." The Regency prospectus is attached to this prospectus supplement and accompanying prospectus solely for convenience of reference. THE REGENCY PROSPECTUS DOES NOT CONSTITUTE A PART OF OUR PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, NOR IS IT INCORPORATED INTO OUR PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS BY REFERENCE.

                       RATIOS OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges of Citigroup Global Markets Holdings for each of the periods indicated is as follows:

                                             THREE
                                          MONTHS ENDED                 YEAR ENDED DECEMBER 31,
                                            MARCH 31,   ------------------------------------------------------
                                              2003        2002       2001        2000       1999       1998
                                           ----------   -------    --------    -------     --------   --------
Ratio of Earnings to Fixed Charges ....       1.74x      1.44x       1.34x      1.32x       1.46x      1.11x

        RELATIONSHIP AMONG CITIGROUP, REGENCY AND THE SELLING SHAREHOLDER

     As of June 9, 2003, we and our affiliates held 130,998 shares, or 0.2% of the outstanding Regency common stock.

     Concurrently with our offering of the SynDECS, our affiliate Citibank, N.A. will enter into a forward purchase contract with Security Capital Shopping Mall Business Trust ("Security Capital"), a subsidiary of Security Capital Group Incorporated, under which Security Capital will be required to deliver 3,000,000 shares (plus up to 1,080,000 shares in respect of the underwriters' over-allotment option) of Regency common stock or their value in cash in the first half of 2004 against payment of a forward price. Security Capital will also enter into a similar forward purchase contract with UBS AG, London Branch relating to 4,200,000 shares to be delivered in mid-2004, and UBS AG, London Branch will enter into a cash or physically-settled forward purchase contract relating to 4,200,000 shares with Citibank, N.A. maturing on or about the maturity date of the SynDECS. Delivery and payment under these forward purchase contracts may be accelerated under certain circumstances. See "Underwriting" for further information about these arrangements.

     Concurrently with these forward purchase contracts, we will enter into an arrangement with a Citigroup affiliate that will give us rights that are economically equivalent to the rights of Citibank, N.A. under its forward purchase contracts with Security Capital and with UBS AG, London Branch. This arrangement will mature on or about the maturity date and may be accelerated under certain circumstances. We will also enter into a separate contract with another Citigroup affiliate requiring us to deliver to that affiliate the shares covered by this arrangement that are not required to be delivered to holders of the SynDECS. We refer to this separate contract as the residual share agreement. That affiliate expects to sell short approximately 1,500,000 shares on or about the issue date of the SynDECS as a hedge of its position under the residual share agreement. At any time on or prior to the maturity date, the counterparty to the residual share agreement may deliver to us SynDECS, together with a PRO RATA portion of its rights under the residual share agreement, in exchange for one share of Regency common stock per SynDECS tendered for exchange plus the present value of the fixed portion of the remaining interest payments due under the tendered SynDECS.

     Concurrently with this offering, Security Capital is selling 23,203,712 shares of Regency common stock, including 6,876,832 shares that are being sold in an underwritten offering (the "Concurrent Offering") (excluding up to 2,789,524 shares subject to an over-allotment option), 4,606,880 shares that are being purchased from Security Capital by Regency, and 11,720,000 shares that are subject to forward sale agreements with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), J.P. Morgan Securities Inc. ("JPMorgan") and Wachovia Securities, LLC ("Wachovia"), as purchasers. In connection with the forward sale agreements, Merrill Lynch, JPMorgan and Wachovia will sell 11,720,000 shares of the Regency common stock to the public in connection with the Concurrent Offering.

     In connection with the offering of the SynDECS, Regency and Security Capital have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act of 1933.

                       PRICE RANGE OF REGENCY COMMON STOCK

     The Regency common stock is listed on the New York Stock Exchange under the symbol "REG." The following table sets forth the high and low prices as reported by the New York Stock Exchange and the cash dividends declared on Regency's common stock by quarter for the periods indicated.

                                                                  CASH DIVIDENDS
                                                HIGH        LOW      DECLARED
                                              ---------  --------- -------------
     2001

     First quarter ........................    $25.00     $22.63      $0.50
     Second quarter .......................     25.56      23.00       0.50
     Third quarter ........................     26.35      22.72       0.50
     Fourth quarter .......................     27.75      24.51       0.50

     2002

     First quarter ........................     29.50      26.88       0.51
     Second quarter .......................     31.03      27.82       0.51
     Third quarter ........................     31.85      25.22       0.51
     Fourth quarter .......................     32.40      28.92       0.51

     2003

     First quarter ........................     33.53      30.40       0.52
     Second quarter (through June 18, 2003)     35.72      32.41       0.52

                           DESCRIPTION OF THE SYNDECS

     The description in this prospectus supplement of the particular terms of the SynDECS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

GENERAL

     The SynDECS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus.

     The SynDECS will be unsecured and will rank equally in right of payment with all of our other unsecured and unsubordinated debt. The number of SynDECS to be issued will be 7,200,000, plus such additional number as we may issue if the underwriters exercise their over-allotment option. The SynDECS will mature on the maturity date listed below. The indenture does not limit the amount of SynDECS we may issue, and in the future, we may issue additional SynDECS or other securities with terms similar to those of the SynDECS. Each SynDECS will be issued with a principal amount of $32.560 and will bear interest as described below. The SynDECS will be issued only in fully registered form and in denominations of $32.560 and integral multiples thereof.

FINANCIAL TERMS

     The specific financial terms of the SynDECS we are offering are as follows:

        Title of the notes: Variable Rate Exchangeable Notes Due July 1, 2006

        Aggregate principal amount being issued: $234,432,000

        Maturity date: July 1, 2006, subject to extension under the circumstances described below under "--Delivery of Regency Shares at Maturity--Market Disruption Event"

        Interest rate: 2.00% annually (or approximately $0.6512 annually per SynDECS), plus additional amounts as described below under "--Interest Payments"

        Date interest starts accruing: June 24, 2003

        Interest payment dates: every January 1, April 1, July 1 and October 1

        First interest payment date: October 1, 2003

        Regular record dates for interest: every March 15, June 15, September 15 and December 15

INTEREST PAYMENTS

     We will pay interest on the SynDECS on the interest payment dates stated above under "--Financial Terms" and at maturity except that if the maturity date is extended beyond July 1, 2006, we will pay the interest otherwise due on July 1, 2006 on the maturity date as so extended. Each payment of interest due on an interest payment date or at maturity will include interest accrued from the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to the relevant payment date. We will compute interest on the SynDECS on the basis of a 360-day year of twelve 30-day months.

     On each interest payment date, the amount of interest due on each SynDECS with a principal amount of $32.560 will be the sum of:

     o interest accrued at the fixed rate stated above on the principal amount of that SynDECS, plus

     o the amount of cash dividends paid by Regency since the prior interest payment date on one share of its common stock, up to cash dividends of $0.52 per quarter, plus

     o 5/6th of any cash dividends paid by Regency on one share of its common stock since the prior interest payment date in excess of the amounts described in the preceding bullet.

     If the maturity date is extended beyond July 1, 2006, the fixed-rate interest described in the first bullet above will cease to accrue on July 1, 2006, but the cash dividend components described in the second and third bullets above, subject to adjustment as described below if the ex-dividend date falls during the 20 trading day period, will continue to accrue through the maturity date. If an interest payment date or the maturity date falls on a day that is not a business day (as defined below), the payment to be made on that date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment. For the purpose of determining the investor at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 P.M., New York City time, on the preceding business day.

     We will pay the interest to the investor in whose name the SynDECS are registered at the close of business on the regular record date relating to the interest payment date, provided that the interest payable on the maturity date will be payable to the person to whom the principal is payable. The regular record date relating to an interest payment date will be the 15th day of the calendar month next preceding that interest payment date, whether or not it is a business day.

     Cash dividends paid by Regency in respect of a record date for the Regency common stock that was before the SynDECS were first issued will not be taken into account in calculating the amount of interest due on the SynDECS. If a cash dividend is declared on the Regency common stock after the issue date of the SynDECS and the record date for payment of the dividend is before the maturity date, we will take that dividend into account in calculating the amount of interest due on the SynDECS even if Regency does not pay that cash dividend before the maturity date. If the ex-dividend date for a dividend payment on the Regency common stock occurs during the 20 trading day period in which Daily Amounts (as defined below) are calculated as described below, then the portion of the dividend we will pay you will be adjusted to equal the sum of (a) the product of (i) the Daily Amount for each trading day in that period before the ex-dividend date; times (ii) the total amount of the dividend (whether less or greater than the amount described in the second bullet under the calculation of interest payments above); plus (b) the product of (i) 0.05 times the number of trading days remaining in that period beginning on the ex-dividend date; times
(ii) the amount of the dividend that we would otherwise be required to pay you under the second and third bullets under the calculation of interest payments above.

DELIVERY OF REGENCY SHARES AT MATURITY

     GENERAL. At maturity (including as a result of acceleration or otherwise) the principal amount of your SynDECS will be mandatorily exchanged for a number of shares of Regency common stock (or the equivalent value in cash as described below) equal to the number of SynDECS you own multiplied by a number of shares of Regency common stock that we refer to as the Total Exchange Shares, which is defined below.

     TOTAL EXCHANGE SHARES. The "Total Exchange Shares" to be delivered in respect of each SynDECS on the maturity date is an amount equal to the sum of the Daily Amounts calculated as described below for each of the 20 trading days beginning on June 1, 2006 unless the SynDECS are declared immediately due and payable following an Event of Default as described in the accompanying prospectus, in which case the "Total Exchange Shares" will equal 20 times the Daily Amount on the date upon which the SynDECS are so declared to be immediately due and payable.

     DAILY AMOUNT. The "Daily Amount" for EACH of the 20 trading days in the period described above is equal to, subject to certain adjustments:

     (a) if the Closing Price (as defined below) on the relevant trading day is greater than $39.072 (the "Threshold Appreciation Price"), 1/24th of one share of Regency common stock per SynDECS;

     (b) if the Closing Price on the relevant trading day is less than or equal to the Threshold Appreciation Price but is greater than $32.560 (the "Initial Price"), 1/20th of one share of Regency common stock multiplied by a fraction equal to the Initial Price divided by the Closing Price; and

     (c) if the Closing Price on the relevant trading day is less than or equal to the Initial Price, 1/20th of one share of Regency common stock per SynDECS.

     Accordingly, on the maturity date you will receive a total of between 5/6th of one share and one share of Regency common stock (or the cash equivalent) for each SynDECS with a principal amount of $32.560. The value of those shares of Regency common stock will not necessarily equal the principal amount of your SynDECS. We refer to the numbers of shares of Regency common stock per SynDECS specified in clauses (a), (b) and (c) of the definition of Daily Amount as the "share components." Any shares of Regency common stock we deliver to investors that are not affiliated with Regency will be free of any transfer restrictions under the Securities Act of 1933, and the investors will be responsible for the payment of all brokerage costs upon the subsequent sale of such shares. Investors otherwise entitled to receive fractional shares in respect of their aggregate holdings of SynDECS will receive cash in lieu thereof. See "--No Fractional Shares" below.

     Notwithstanding the foregoing,

     o in the case of certain dilution events, the Daily Amount will be subject to adjustment; and

     o in the case of certain adjustment events, the consideration received by investors will be cash or property received in respect of the Regency common stock or a combination thereof, rather than (or in addition to) shares of Regency common stock. See "--Dilution Adjustments" and "--Adjustment Events" below.

     We will have the option to deliver shares to the trustee in respect of the Daily Amount for any one or more of the days in the 20 trading day period at any time after that Daily Amount is determined and before the maturity date, and our delivery of those shares to the trustee for the benefit of the holders of the SynDECS before the maturity date will be irrevocable and will satisfy our obligation to deliver those shares on the maturity date. After that delivery, we will have no ownership interest in the shares we have delivered. The trustee will hold for the benefit of the holders of the SynDECS any shares we deliver and will distribute them to the holders of the SynDECS on the maturity date.

     CLOSING PRICE. The "Closing Price" of any security on any date of determination means:

     (1) the closing sale price for the regular trading session (without considering after hours or other trading outside regular trading session hours) of the security (regular way) on the New York Stock Exchange on that date (or, if no closing price is reported, the last reported sale price during that regular trading session),

     (2) if the security is not listed for trading on the New York Stock Exchange on that date, as reported in the composite transactions for the principal United States securities exchange on which the security is so listed,

     (3) if the security is not so listed on a United States national or regional securities exchange, as reported by The Nasdaq Stock Market,

     (4) if the security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or

     (5) if the security is not so quoted, the average of the mid-point of the last bid and ask prices for such security from at least three nationally recognized investment banking firms, which may include one or more of our affiliates, that we select for this purpose.

     TRADING DAYS. A "trading day" means a business day on which there has not occurred or does not exist a Market Disruption Event. If 20 trading days for the Regency common stock have not occurred during the period beginning on June 1, 2006 and ending on July 14, 2006,

     (1) all remaining trading days will be deemed to occur on July 17, 2006 and

     (2) the Closing Price for each of the remaining trading days will be the Closing Price on July 17, 2006 or, if there is a Market Disruption Event on that day, the market value per share of Regency common stock as determined by us in our reasonable discretion.

     BUSINESS DAY. "Business day" means any day that is not a Saturday, a Sunday or a day on which the New York Stock Exchange or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

     MARKET DISRUPTION EVENT. A "Market Disruption Event" is defined as any of the following events that we in our reasonable discretion determine is material:

     (i) any suspension of or limitation imposed on trading by the relevant exchange or quotation system during the one-hour period prior to the close of trading for the regular trading session on the exchange or quotation system and whether by reason of movements in price exceeding limits permitted by the relevant exchange or quotation system or otherwise:

          o relating to the security the Closing Price of which is being determined on the relevant Exchange (as defined below), or

          o in futures or options contracts relating to such security on any relevant exchange or quotation system,

     (ii) any event (other than an event described in clause (iii)) that disrupts or impairs (as determined by us in our reasonable discretion) the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the exchange or quotation system in general:

          o to effect transactions in, or obtain market values for, such security on the Exchange, or

          o to effect transactions in, or obtain market values for, futures or options contracts relating to such security on any relevant exchange or quotation system, or

    (iii) the failure to open of the relevant Exchange or any exchange or quotation system on which futures or options contracts relating to such security are traded or the closure of such Exchange, exchange or quotation system prior to its respective scheduled closing time for the regular trading session on such day (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by such Exchange, exchange or quotation system at least one hour prior to the earlier of:

          o the actual closing time for the regular trading session on such Exchange, exchange or quotation system on such day, and

          o the submission deadline for orders to be entered into such Exchange, exchange or quotation system for execution at the actual closing time on such day.

     We will give investors notice if a Market Disruption Event occurs during the period beginning on June 1, 2006 and ending upon completion of the 20 trading day period for determining the Daily Amounts. Unless a Market Disruption Event occurs or maturity is accelerated, the "maturity date" will be July 1, 2006. If a Market Disruption Event occurs, the "maturity date" will be the business day following the last day of the 20 trading day period for determining the Daily Amounts, but shall be no later than July 18, 2006.

     EXCHANGE. "Exchange" is defined as the New York Stock Exchange or, if the relevant security is not listed for trading on the New York Stock Exchange on the relevant day for a reason other than a Market Disruption Event, the principal United States securities exchange on which the relevant security is so listed or, if the relevant security is not so listed on a United States national or regional securities exchange for a reason other than a Market Disruption Event, the Nasdaq Stock Market or, if prices for the relevant security are so not reported by the Nasdaq Stock Market for a reason other than a Market Disruption Event, the over-the-counter market.

     SHARES OR CASH DELIVERED UPON MATURITY. The number of shares we will deliver on the maturity date will depend on the Closing Price for each of the 20 trading days beginning on June 1, 2006. Accordingly:

     o If for each of those 20 trading days, the Closing Price is greater than $39.072, we will be obligated to deliver 5/6th of one share of Regency common stock per SynDECS, resulting in an investor receiving only 5/6th of the appreciation in market value above $39.072.

     o If for each of those 20 trading days, the Closing Price is less than or equal to $32.560, we will be obligated to deliver one share of Regency common stock per SynDECS, regardless of the market price of such shares, resulting in an investor realizing the entire loss on the decline in market value of the Regency common stock.

     o If the Closing Price varies among these ranges during those 20 trading days, we will be obligated to deliver between 5/6th of one share and one share of Regency common stock per SynDECS (determined by aggregating the number of shares of Regency common stock deliverable with respect to each of the 20 trading days, which depends upon the Closing Price on each such trading day).

     For illustrative purposes only, the following chart shows the number of shares of Regency common stock that an investor would receive (or the cash equivalent of which an investor would receive) for each SynDECS at various Closing Prices. The chart assumes that there will be no adjustments to the Daily Amounts due to any of the events described under "--Dilution Adjustments" below. Actual Closing Prices may fall outside the range set forth below. Based on the Initial Price of $32.560 per share of common stock and the Threshold Appreciation Price of $39.072 per share, an investor would receive at the maturity date the following number of shares of Regency common stock per SynDECS (or their cash equivalent at the relevant Closing Price) if the Closing Price on each of the 20 trading days is as indicated:

    TRADING
       DAY       1         2          3         4          5          6         7           8           9         10
--------------------------------------------------------------------------------------------------------------------------
               $32.56    $32.56     $32.56    $32.56     $32.56     $32.56    $32.56      $32.56      $32.56     $32.56
             -------------------------------------------------------------------------------------------------------------
  CLOSING      $32.56    $34.19     $35.82    $34.19     $32.56     $34.19    $35.82      $34.19      $32.56     $34.19
   PRICE     -------------------------------------------------------------------------------------------------------------
               $32.56    $34.19     $35.82    $37.44     $39.07     $37.44    $35.82      $34.19      $32.56     $34.19
             -------------------------------------------------------------------------------------------------------------
               $35.82    $37.44     $39.07    $37.44     $35.82     $37.44    $39.07      $37.44      $35.82     $37.44
             -------------------------------------------------------------------------------------------------------------
               $37.44    $39.07     $37.44    $39.07     $37.44     $39.07    $37.44      $39.07      $37.44     $39.07
             -------------------------------------------------------------------------------------------------------------
               $35.82    $37.44     $39.07    $40.70     $42.33     $40.70    $39.07      $37.44      $35.82     $37.44
--------------------------------------------------------------------------------------------------------------------------
               $39.07    $39.07     $39.07    $39.07     $39.07     $39.07    $39.07      $39.07      $39.07     $39.07
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                 NUMBER
                                                                                                                OF SHARES
                                                                                                                DELIVERED
                                                                                                                   PER
       11       12         13        14         15        16         17         18         19          20        SYNDECS
--------------------------------------------------------------------------------------------------------------------------
     $32.56    $32.56     $32.56    $32.56     $32.56    $32.56     $32.56     $32.56     $32.56      $32.56     1.0000
--------------------------------------------------------------------------------------------------------------------------
     $35.82    $34.19     $32.56    $34.19     $35.82    $34.19     $32.56     $34.19     $35.82      $34.19     0.9535
--------------------------------------------------------------------------------------------------------------------------
     $35.82    $37.44     $39.07    $37.44     $35.82    $34.19     $32.56     $34.19     $35.82      $37.44     0.9161
--------------------------------------------------------------------------------------------------------------------------
     $39.07    $37.44     $35.82    $37.44     $39.07    $37.44     $35.82     $37.44     $39.07      $37.44     0.8704
--------------------------------------------------------------------------------------------------------------------------
     $37.44    $39.07     $37.44    $39.07     $37.44    $39.07     $37.44     $39.07     $37.44      $39.07     0.8514
--------------------------------------------------------------------------------------------------------------------------
     $39.07    $40.70     $42.33    $40.70     $39.07    $37.44     $35.82     $37.44     $39.07      $40.70     0.8538
--------------------------------------------------------------------------------------------------------------------------
     $39.07    $39.07     $39.07    $39.07     $39.07    $39.07     $39.07     $39.07     $39.07      $39.07     0.8333
--------------------------------------------------------------------------------------------------------------------------

     We will have the option to pay you cash instead of delivering Regency common stock in respect of some or all of the Daily Amounts. To exercise this option, we will be required to notify the trustee of our election on or before the beginning of the 20 trading day period and if we are electing to pay cash instead of delivering only a portion of the Regency common stock we would otherwise by required to deliver, we will be required to specify the trading days in respect of which we will deliver the Daily Amount in cash instead of Regency common stock (which must be consecutive trading days at the end of the 20 trading day period for which Daily Amounts are calculated). The trustee will in turn notify The Depository Trust Company and publish a notice of our election in a daily newspaper of national circulation. For any day in respect of which we elect to pay the Daily Amount in cash instead of delivering common stock, we will pay an amount equal to the Daily Amount as calculated for that trading day times the Closing Price on that trading day.

ACCELERATED EXCHANGES AT THE OPTION OF THE HOLDER OF THE RESIDUAL SHARE
AGREEMENT

     At any time on or prior to maturity, the holder of the residual share agreement described above under "Relationship Among Citigroup, Regency and the Selling Shareholder" may deliver to us SynDECS and cancel a PRO RATA portion of its rights under the residual share agreement, in exchange for one share of Regency common stock per SynDECS tendered for exchange. At such time, we will also pay to such holder the present value of the fixed portion of the remaining interest payments due under the SynDECS so delivered.

DILUTION ADJUSTMENTS

     The Daily Amount and the Closing Price will be subject to adjustment under the circumstances described below. Each adjustment to the Daily Amount and the Closing Price will be made successively.

     ADJUSTMENT OF THE DAILY AMOUNT

     The Daily Amount is subject to adjustment if Regency:

     (1) pays a stock dividend or makes a distribution, in either case, with respect to the Regency common stock in shares of such stock,

     (2) subdivides or splits its outstanding shares of Regency common stock into a greater number of shares,

     (3) combines its outstanding shares of Regency common stock into a smaller number of shares,

     (4) issues by reclassification (other than a reclassification pursuant to clause (2), (3), (4) or (5) of the definition of Adjustment Events below) of its shares of Regency common stock any other equity securities of Regency, or

     (5) issues rights or warrants to all holders of Regency common stock entitling them to subscribe for or purchase shares of Regency common stock (other than rights to purchase Regency common stock pursuant to a plan for the reinvestment of dividends) at a price per share less than the market price (as determined by a nationally recognized investment banking firm, which may be an affiliate of ours, that we retain for this determination) of the Regency common stock on the business day next following the record date for the determination of holders of shares of Regency common stock entitled to receive such rights or warrants.

     In each of the cases other than (5) above, we will adjust the Daily Amount by adjusting each of the share components of the Daily Amount in effect immediately prior to such event so that you will be entitled to receive, when we exchange the principal amount of the SynDECS on the maturity date, the number of shares of Regency common stock (or, in the case of a reclassification referred to in clause (4) above, the number of other equity securities of Regency issued pursuant to the reclassification) that you would have owned or been entitled to own had such SynDECS been exchanged immediately before such event or any record date with respect to it.

     In the case of the event referred to in clause (5) above, we will adjust the Daily Amount by multiplying each of the share components of the Daily Amount in effect on the record date for the determination of holders of Regency common stock entitled to receive the rights or warrants referred to in clause (5) by a fraction.

     The numerator of this fraction will be:

     (a)  The number of Regency shares outstanding on such record date, plus

     (b) The number of additional shares of Regency common stock offered for subscription or purchase by the terms of the rights or warrants.

     The denominator of this fraction will be:

     (x) the number of shares of Regency common stock outstanding on this record date, plus

     (y) the number of additional shares of Regency common stock which the total offering price of the total number of shares of Regency common stock specified in clause (b) above would purchase at the market price of the Regency common stock on the business day next following such record date, which number of additional shares will be determined by:

          o multiplying that total number of shares by the exercise price of the rights or warrants, and

          o dividing the product so obtained by the market price of Regency common stock.

     If these rights or warrants expire before the maturity of the SynDECS and shares of Regency common stock are not delivered by the terms of such rights or warrants before such expiration, we will readjust the share components to the share components which would then be in effect if the adjustments for the issuance of the rights and warrants had been made on the basis of delivery of only the number of shares of Regency common stock actually delivered by the terms of the rights or warrants.

     Any shares of Regency common stock issuable in payment of a dividend shall be deemed to have been issued immediately prior to the close of business on the record date for such dividend for purposes of calculating the number of outstanding shares of Regency common stock under this section. All adjustments to the Daily Amount will be calculated to the nearest 1/100,000th of a share of Regency common stock (or, if there is not a nearest 1/100,000th of a share, to the next higher 1/100,000th of a share).

     In the case of reclassification of any shares of Regency common stock into any equity securities of Regency other than Regency common stock, such equity securities will be deemed shares of Regency common stock for all purposes.

     ADJUSTMENT OF THE CLOSING PRICE

     If an adjustment is made to the Daily Amount pursuant to clauses (1), (2),
(3), (4) or (5) above, an adjustment will also be made to the Closing Price as such term is used throughout the definition of Daily Amount.

     The required adjustment to the Closing Price will be made on each day for which a Daily Amount is calculated by multiplying the Closing Price by the cumulative number or fraction determined pursuant to the Daily Amount adjustment procedures described above.

ADJUSTMENT EVENTS

     ADJUSTMENT EVENTS DEFINITION. Each of the following events are called "Adjustment Events":

     (1) any dividend or distribution by Regency to all holders of Regency common stock of evidences of its indebtedness or other assets (excluding any dividends or distributions referred to in clause (1) of the first paragraph under the caption "--Dilution Adjustments" above, any equity securities issued pursuant to a reclassification referred to in clause (4) of such paragraph and any cash dividends) or any issuance by Regency to all holders of Regency common stock of rights or warrants to subscribe for or purchase any of its securities (other than rights or warrants referred to in clause (5) of the first paragraph under the caption "--Dilution Adjustments" above),

     (2) any consolidation or merger of Regency with or into another entity (other than a merger or consolidation in which Regency is the continuing corporation and in which the Regency common stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of Regency or another corporation),

     (3) any sale, transfer, lease or conveyance to another corporation of the property of Regency as an entirety or substantially as an entirety,

     (4) any statutory exchange of securities of Regency with another corporation (other than in connection with a merger or acquisition), and

     (5)  any liquidation, dissolution or winding up of Regency.

     DELIVERY OF CASH OR REPORTED SECURITIES AFTER AN ADJUSTMENT EVENT. After the occurrence of any Adjustment Event on or prior to the maturity date, we will deliver cash or Reported Securities (as defined below) on the maturity date (or, if the cash or Reported Securities have not yet been delivered to holders of Regency common stock on the maturity date, as soon as practical after so delivered), instead of or (in the case of an Adjustment Event described in clause (1) above) in addition to, shares of Regency common stock. The cash or Reported Securities to be delivered will have a value equal to the following amount, which we refer to as the "Adjustment Event Amount." The Adjustment Event Amount will be equal to the sum of the Daily Adjustment Event Amounts calculated as described below for each of the 20 trading days beginning June 1, 2006, unless the SynDECS are declared immediately due and payable following an Event of Default as described in the accompanying prospectus, in which case the "Adjustment Event Amount" will equal 20 times the Daily Adjustment Event Amount on the date upon which the SynDECS are so declared to be immediately due and payable. The "Daily Adjustment Event Amount" for each of those 20 trading days is equal to, subject to the dilution adjustments described above:

     o if the Closing Price is greater than the Threshold Appreciation Price, 1/24th of the Transaction Value (as defined below),

     o if the Closing Price is less than or equal to the Threshold Appreciation Price, but is greater than $32.560 per share, the product of (x) $32.560 per share divided by the Closing Price, multiplied by (y) 1/20th of the Transaction Value, and

     o if the Closing Price is less than or equal to $32.560, 1/20th of the Transaction Value.

     If Reported Securities are delivered with respect to an Adjustment Event, we will deliver a number of such Reported Securities equal to the Adjustment Event Amount. In all other cases we will deliver the Adjustment Event Amount in cash. Any Adjustment Event shall be deemed to occur prior to the maturity date if it occurs or if the record date therefor falls on or prior to the maturity date. If a Reported Security delivered in an Adjustment Event ceases to qualify as a Reported Security prior to the maturity date, the Adjustment Event Amount will be delivered in cash.

     ADJUSTMENT OF CLOSING PRICE. Following an Adjustment Event, the Closing Price, as such term is used in the formula in the preceding paragraphs and throughout the definition of Daily Amount, will be deemed to equal

     o if shares of Regency common stock are outstanding on any day when the Daily Amount is calculated, the Closing Price of the Regency common stock, as adjusted pursuant to the method described above under "--Dilution Adjustments," otherwise zero, plus

     o  the Transaction Value.

     DEFINITION OF REPORTED SECURITIES. "Reported Securities" means securities received by holders of Regency common stock in an Adjustment Event that:

     (1)   are

           (a) listed on a United States national securities exchange,

           (b) reported on a United States national securities system subject to last sale reporting,

           (c) traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization, or

           (d) for which bid and ask prices are available from at least three nationally recognized investment banking firms, and

     (2) are either

           (a) perpetual equity securities or

           (b) non-perpetual equity or debt securities with a stated maturity after the maturity date of the SynDECS.

     TRANSACTION VALUE. The term "Transaction Value" means

     (1) for any cash received in any Adjustment Event, the amount of cash received per share of Regency common stock,

     (2) for any Reported Securities received in any Adjustment Event, an amount equal to

           (a) the Closing Price per unit of such Reported Securities on the date of determination multiplied by

           (b) the number of such Reported Securities (as adjusted pursuant to the methods described above under "--Dilution Adjustments" and "--Adjustment Events") received per share of Regency common stock, and

     (3) for any property received in any Adjustment Event other than cash or Reported Securities, an amount equal to the fair market value of the property received per share of Regency common stock on the date such property is received or ceases to be a Reported Security, as determined by a nationally recognized investment banking firm, which may be an affiliate of ours, that we retain for this purpose;

provided, however, that in the case of clause (2), with respect to securities that are Reported Securities by virtue of only clause (1)(d) of the definition of Reported Securities above, Transaction Value with respect to any such Reported Security means the average of the mid-point of the last bid and ask prices for such Reported Security as of the date of determination from each of at least three nationally recognized investment banking firms, which may include one or more of our affiliates, that we retain for such purpose multiplied by the number of such Reported Securities (as adjusted pursuant to the methods described above under "--Dilution Adjustments" and "--Adjustment Events") received per share of Regency common stock.

     For purposes of calculating the Transaction Value, any cash, Reported Securities or other property receivable in an Adjustment Event will be deemed to have been received immediately prior to the close of business on the record date for such Adjustment Event or, if there is no record date for such Adjustment Event, immediately prior to the close of business on the effective date of such Adjustment Event.

     OTHER ADJUSTMENTS. If the SynDECS become exchangeable, in whole or in part into any property other than Regency common stock, such exchange will be subject to adjustment in the same manner and upon the occurrence of the same types of events described above with respect to the Regency common stock. Each holder of SynDECS will be responsible for the payment of any and all brokerage and other transaction costs upon the delivery to it of such other property.

     No adjustments will be made for certain other events, such as offerings of Regency common stock by Regency for cash or in connection with acquisitions. Likewise, no adjustments will be made for any sales of Regency common stock by Security Capital.

     NOTICE PROVISIONS. We will, upon being notified of the occurrence of an event that requires an adjustment to the Daily Amount or the occurrence of an Adjustment Event (or, in either case, if we are not aware of such occurrence, as soon as practicable after becoming so aware), promptly notify the trustee and each owner of SynDECS in writing of the occurrence of such event including a statement setting forth the factors by which the Closing Price and the share components are to be adjusted in order to determine which clause of the Daily Amount definition will apply on each day on which a Daily Amount is required to be calculated.

NO FRACTIONAL SHARES

     We will not deliver fractional shares of Regency common stock in exchange for the SynDECS. If more than one SynDECS is surrendered at one time by the same investor, the number of full shares of Regency common stock or related securities to be delivered on the maturity date will be computed on the basis of the total number of SynDECS so surrendered at the maturity date. Instead of delivering any fractional share or security, each such investor will be entitled to receive an amount in cash equal to the value of such fractional share based on the Closing Price on the trading day immediately preceding the maturity date.

BOOK-ENTRY SYSTEM

     Upon issuance, all SynDECS will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for SynDECS in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the SynDECS through the accounts that each of these systems maintains as a participant in DTC. A description of DTC's procedures with respect to the Global Securities is set forth in the section "Book-Entry Procedures and Settlement" in the accompanying prospectus. DTC has confirmed to us, to Citigroup Global Markets Inc. and the trustee that it intends to follow such procedures.

SAME-DAY FUNDS SETTLEMENT SYSTEM AND PAYMENT

     We will make all payments of interest on the SynDECS, and any cash payments on the maturity date, in immediately available funds.

     The SynDECS will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the SynDECS will therefore be required by DTC to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the SynDECS.

REGARDING THE TRUSTEE

     The trustee under the senior debt indenture will be The Bank of New York under an indenture dated as of October 27, 1993, as amended from time to time. A copy of the senior debt indenture under which The Bank of New York serves as trustee has been filed with the SEC as an exhibit to the registration statement of which the accompanying prospectus forms a part. The senior debt indenture is hereby incorporated by reference as part of the registration statement. Section numbers in The Bank of New York senior debt indenture take the form "1.01," "2.01" and so forth, rather than "101," "201" and so forth. Section references in the accompanying prospectus should be read accordingly. We maintain banking relationships in the ordinary course of business with the trustee.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of U.S. federal income tax consequences that are material to the purchase, ownership and disposition of SynDECS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase SynDECS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors.

     Except to the extent discussed under "--Non-U.S. Holders," this summary addresses the tax consequences only to a beneficial owner of SynDECS that is a "U.S. Holder," which is defined as:

     o  an individual who is a citizen or resident of the United States,

     o  a U.S. domestic corporation, or

     o any other person that is subject to U.S. federal income taxation on a net income basis in respect of its investment in the SynDECS.

     This summary is based on the U.S. federal income tax laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. This summary applies only to investors that will hold the SynDECS as capital assets, and that purchase their SynDECS in their initial offering. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as dealers in securities or foreign currencies, traders in securities or commodities electing to mark to market, financial institutions, insurance companies, tax-exempt organizations, persons that will hold the SynDECS as a position in a "straddle" for tax purposes or as a part of a "synthetic security" or a "conversion transaction" or other integrated investment comprised of a SynDECS and one or more other investments, or persons that have a functional currency other than the U.S. dollar.

     This summary does not include any description of the tax laws of any state or local governments or of any foreign government that may be applicable to the SynDECS or to the owners thereof. It also does not discuss the tax consequences of the ownership of Regency's common stock except where otherwise stated. Before acquiring SynDECS, prospective investors should consult the attached Regency prospectus concerning the tax treatment of the Regency common stock. According to the prospectus, Regency is a real estate investment trust ("REIT") and, as such, is subject to special U.S. federal income tax rules.

     There are no regulations, published rulings or judicial decisions addressing the characterization for federal income tax purposes of securities with terms substantially the same as the SynDECS. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the SynDECS, and no assurance can be given that the IRS will agree with all of the conclusions expressed herein. Investors should consult their own tax advisors in determining the tax consequences to them of holding SynDECS, including the application to their particular situation of the U.S. federal income tax considerations discussed below, as well as the application of state, local or other tax laws.

U.S. HOLDERS

     Pursuant to the terms of the indenture, Citigroup Global Markets Holdings and you will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the SynDECS for all tax purposes as a forward purchase contract to purchase Regency common stock at the time that we deliver Regency common stock to you (or to the trustee for your benefit) (the "delivery date"). Under the terms of this forward purchase contract:

     o at the time of issuance of the SynDECS you deposit irrevocably with us a fixed amount of cash equal to the purchase price of the SynDECS to assure the fulfillment of your purchase obligation described below, which deposit will unconditionally and irrevocably be applied on the delivery date to satisfy such obligation;

     o we will be obligated to pay a return on such deposit at a rate equal to the stated rate of interest on the SynDECS as compensation to you for our use of such cash deposit during the term of the SynDECS; and

     o on the delivery date such cash deposit unconditionally and irrevocably will be applied by us in full satisfaction of your obligation under the forward purchase contract, and we will deliver to you (or to the trustee on your behalf) the number of shares of Regency common stock that you are entitled to receive at that time pursuant to the terms of the SynDECS (subject to our right to deliver cash in lieu of Regency common stock). (You should note that cash proceeds of this offering will not be segregated by us during the term of the SynDECS, but instead will be commingled with our other assets and applied in a manner consistent with the "Use of Proceeds and Hedging" discussion on page 8 in the accompanying prospectus.)

     Consistent with the above characterization, amounts paid to us in respect of the original issue of a SynDECS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such SynDECS and amounts denominated as interest that are payable with respect to the SynDECS will be characterized as ordinary income payable on the amount of such deposit, includible annually in your income in accordance with your method of accounting. Although such amounts are determined in part by reference to dividends on Regency common stock, they will not be eligible for the lower rate of tax applicable to certain dividends received by individuals.

     Upon the sale or other taxable disposition of a SynDECS, under the characterization above, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and your tax basis in the SynDECS. Subject to the discussion in the third following paragraph of this section, such gain or loss generally will be long-term capital gain or loss if you held the SynDECS for more than one year at the time of disposition. Your tax basis in a SynDECS generally will equal your cost for the SynDECS.

     On the delivery of Regency common stock, under the characterization above and subject to the discussion in the second following paragraph of this section, you will recognize no gain or loss on the purchase of the Regency common stock by application of the monies received by us in respect of the SynDECS. You will have a tax basis in Regency common stock purchased equal to your tax basis in the SynDECS (less the portion of the tax basis in the SynDECS allocable to any fractional interest in Regency common stock, as described in the next sentence). You will recognize short-term capital gain or loss with respect to cash received in lieu of a fractional interest in Regency common stock. This amount equals the difference between the cash received and the portion of the tax basis in the SynDECS allocable to the fractional interest in Regency common stock (based on the relative number of fractional interests in Regency common stock and full interests in Regency common stock delivered to you). If we elect to pay cash rather than deliver Regency common stock, under the characterization above, you generally will recognize capital gain or loss equal to any difference between the amount of cash received and your basis in the SynDECS at that time. Subject to the discussion in the second following paragraph of this section, such gain or loss generally will be long-term capital gain or loss.

     If we deliver a combination of cash and Regency common stock pursuant to the SynDECS, or, if as a result of an Adjustment Event, any combination of cash, Reported Securities and Regency common stock is delivered pursuant to the SynDECS, although not free from doubt, you should allocate your basis in the SynDECS PRO RATA to the cash, Reported Securities or Regency common stock received. Under this treatment and subject to the discussion in the next paragraph, you will have taxable gain or loss upon receipt equal to the difference between the amount of cash received and your basis in your PRO RATA portion of the SynDECS for which such cash was received. Any gain or loss generally will be capital gain or loss, and, subject to the discussion in the next paragraph, if you have held the SynDECS for more than one year, such gain or loss generally will be long-term capital gain or loss (except with respect to any cash received in lieu of a fractional interest in Reported Securities or Regency common stock). See "Description of the SynDECS--Adjustment Events."

     Some or all of the net long-term capital gain arising from certain "constructive ownership" transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules generally apply to a forward contract in respect of the stock of a REIT, such as Regency. The rules direct the Treasury Department to promulgate regulations excluding a forward contract that does not convey "substantially all" of the economic return on an underlying asset from the scope of constructive ownership transactions. This category may include the SynDECS. It is not possible to predict whether such regulations will be promulgated by the Treasury, or the form or effective date that any regulations that may be promulgated will take. If the SynDECS were treated as a constructive ownership transaction, then long-term capital gain from sale or other taxable disposition of the SynDECS would be treated as ordinary income to the extent such long-term capital gain exceeded the aggregate net long-term capital gain that you would have had if you had acquired the Regency shares to which the SynDECS relate at the time you purchased the SynDECS and disposed of those shares at the time of disposition of the SynDECS. In addition, on the delivery of Regency common stock pursuant to the SynDECS, you would be deemed to have sold the SynDECS for fair market value at that time, in which case the amount of gain recognized by you and treated as ordinary income would be limited to the amount of gain treated as ordinary income as described in the previous sentence. Because the opportunity for equity appreciation afforded by an investment in the SynDECS is less than the opportunity for equity appreciation afforded by a direct investment in Regency common stock, the amount of long-term capital gain on the SynDECS may be less than the aggregate net long-term capital gain that you would have had if you had acquired the Regency shares to which the SynDECS relate at the time you purchased the SynDECS and disposed of those shares at the time of disposition of the SynDECS. In that case, no gain on the SynDECS would be recharacterized as ordinary income under the constructive ownership transaction rules. You should consult your tax advisor with respect to the application of the constructive ownership transaction rules to the SynDECS.

     It is possible that the IRS could seek to characterize the SynDECS in a manner that results in tax consequences to you different from those described above. Under alternative characterizations of the SynDECS, it is possible, for example, that a SynDECS could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the SynDECS could differ substantially.

NON-U.S. HOLDERS

     A "non-U.S. Holder" is a holder of the SynDECS that is a non-resident alien individual or foreign corporation. If you are a non-U.S. Holder, Citigroup Global Markets Holdings will withhold U.S. income tax at a rate of 30% on any cash distributions made with respect to the SynDECS. It may be possible to reduce this rate of tax with respect to some or all of such distributions under the portfolio interest exemption (which, subject to certain exceptions, exempts non-resident alien individuals and foreign corporations from tax on interest payments on debt from U.S. sources) or a U.S. income tax treaty. If you are eligible for a reduced rate of U.S. withholding tax pursuant to the portfolio interest exemption or a tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

     It is also possible that under special rules applicable to distributions by a REIT under the Foreign Investment in Real Property Tax Act ("FIRPTA"), distributions to you that are determined by reference to distributions by Regency that are attributable to gain from sales or exchanges by Regency of U.S. real property interests will cause you to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. If this were the case, you would generally be taxed on this gain in the same manner as a U.S. Holder, described above.

     Any capital gain realized upon the sale or other disposition of the SynDECS by you, including as a result of the delivery of cash at our election pursuant to the SynDECS, generally will not be subject to United States taxation unless:
(1) such gain is effectively connected with a U.S. trade or business of yours,
(2) if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition or (3) the SynDECS constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

     The SynDECS will not constitute a U.S. real property interest if Regency is a domestically-controlled REIT. Regency will be a domestically-controlled REIT if, at all times during the 5 year period preceding a sale or exchange of SynDECS, less than 50% in value of Regency's common stock is held directly or indirectly by non-U.S. persons. According to the attached Regency prospectus, Regency believes that it currently is not a domestically-controlled REIT because Security Capital U.S. Realty, a foreign company, beneficially owned in excess of 50% in value of the Regency's common stock until January 16, 2001, when beneficial ownership of such common stock was acquired by Security Capital, a Maryland corporation. Therefore, the sale of the SynDECS may currently be subject to taxation under FIRPTA, subject to the exception described below. According to the attached Regency prospectus, Regency believes, however, that at the present time less than 50% in value of Regency's common stock is held directly or indirectly by non-U.S. persons and hence, Regency may become domestically-controlled in the future. Because Regency's common stock is publicly traded, however, Regency cannot guarantee that Regency will become a domestically-controlled REIT. Even if Regency does not qualify as a domestically-controlled REIT at the time you sell your SynDECS, gain arising from the sale still would not be subject to FIRPTA tax if: (1) Regency's common stock and the SynDECS are considered regularly traded under applicable treasury regulations on an established securities market, such as the NYSE, and (2) you owned, actually or constructively, 5% or less in value of the outstanding SynDECS throughout your entire holding period for the SynDECS.

     If gain on the sale or exchange of the SynDECS were subject to taxation under FIRPTA, you generally would be subject to regular U.S. income tax as to any gain in the same manner as a U.S. Holder, described above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     You may be subject to information reporting and to backup withholding with respect to certain amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld from a payment to you under the backup withholding rules are allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Citigroup Global Markets Inc. is acting as sole bookrunner and joint lead manager and Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as joint lead manager of the offering.

     Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of SynDECS set forth opposite the underwriter's name below:

                                                                        NUMBER
                               UNDERWRITERS                           OF SYNDECS
                               ------------                           ----------

     Citigroup Global Markets Inc. ...............................     3,600,000
     Merrill Lynch, Pierce, Fenner & Smith
               Incorporated ......................................     3,600,000
                                                                      ----------
     Total .......................................................     7,200,000
                                                                      ==========

     The underwriting agreement provides that the obligations of the underwriters to purchase the SynDECS included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the SynDECS if they purchase any of the SynDECS.

     The underwriters propose to offer some of the SynDECS directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and some of the SynDECS to certain securities dealers at a discount from the public offering price of up to $0.5861 per SynDECS. Any such securities dealers may resell any SynDECS purchased from the underwriters to other brokers or dealers at a discount from the public offering price of up to $0.10 per SynDECS. If all of the SynDECS are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

     Concurrently with the offering of the SynDECS, Citibank, N.A., which is an affiliate of Citigroup Global Markets Inc., will enter into a forward purchase contract with Security Capital under which Security Capital will be required to deliver 3,000,000 shares (plus up to 1,080,000 shares in respect of the underwriters' over-allotment option) of Regency common stock or their value in cash in the first half of 2004 against payment of a forward price. The initial forward price under this forward purchase contract is $30.92 per share, and the contract provides that the initial forward price is subject to increase based on a floating interest factor and subject to decrease for dividends having a record date on or after the issuance date of the SynDECS and prior to the date of settlement. In addition, Security Capital may enter into a stock lending arrangement under which an affiliate of Citibank, N.A. may borrow shares in connection with Citibank's forward purchase contract. Further, we and certain of our affiliates will enter into various arrangements among ourselves in connection with the SynDECS issuance, and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are participating in the Concurrent Offering. See "Relationship among Citigroup, Regency and the Selling Shareholder." Benefits received from the relationships described above may constitute underwriting compensation.

     We have agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the SynDECS, we will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell, or otherwise dispose of any securities, including any backup undertakings for such securities, issued by us, in each case that are substantially similar to the SynDECS or any security convertible into or exchangeable for SynDECS or substantially similar securities. Notwithstanding the foregoing, we and our affiliates may enter into hedging transactions relating to the SynDECS and the residual share agreement. Citigroup Global Markets Inc. may release any of the securities subject to this lock-up at any time without notice.

     Each of Regency, Security Capital and each of Regency's executive officers and directors with certain exceptions has agreed that, for a period of 90 days from the date of this prospectus supplement, they will not, without the prior written consent of the representatives, dispose of or hedge any shares of Regency common stock or any securities convertible into or exchangeable for Regency common stock, other than in connection with the forward sale agreements described in this prospectus supplement and certain other exceptions. Notwithstanding the foregoing, Security Capital may participate in the Concurrent Offering and may enter into the forward sale agreements and the related hedging activity. The representatives in their joint discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 1,080,000 SynDECS from us, at the same price per SynDECS as the initial SynDECS purchased by the underwriters. The underwriters may exercise such option only for the purpose of covering over-allotments, if any, in connection with the SynDECS offering. If this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional SynDECS approximately proportionate to such underwriter's initial purchase commitment.

     The following table shows the underwriting discounts and commissions that Security Capital is to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional SynDECS.

                                              PAID BY SECURITY CAPITAL
                                            -----------------------------
                                            NO EXERCISE      FULL EXERCISE
                                            -----------      ------------
          Per SynDECS ...................   $   0.9768       $   0.9768
          Total .........................   $7,032,960       $8,087,904

     The SynDECS will be a new issue of securities with no established trading market. Application has been made to list the SynDECS on the New York Stock Exchange but such application has not yet been approved and we do not currently expect the listing to be effective on the issue date of the SynDECS. The underwriters intend to make a market in the SynDECS, subject to applicable laws and regulations. However, the underwriters are not obligated to do so and may discontinue any market-making at any time in their sole discretion without notice.

     In connection with the offering of SynDECS and Regency common stock, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell SynDECS in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of SynDECS in excess of the principal amount of SynDECS to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of SynDECS made in an amount up to the principal amount represented by the underwriters' over-allotment option. In determining the source of SynDECS to close out the covered syndicate short position, the underwriters will consider, among other things, the price of SynDECS available for purchase in the open market as compared to the price at which they may purchase SynDECS through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the SynDECS in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of SynDECS in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing SynDECS in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the SynDECS or Regency common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of SynDECS in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., in covering syndicate short positions or making stabilizing purchases, repurchases SynDECS originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the SynDECS. They may also cause the price of the SynDECS to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $100,000 and that Security Capital's total expenses for this offering will be $500,000. The underwriters have agreed to reimburse Security Capital for certain of its expenses incurred in connection with this offering.

     Citigroup Global Markets Inc. is a subsidiary of Citigroup Global Markets Holdings. Accordingly, this offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

     This prospectus supplement, together with the accompanying prospectus, may also be used by our broker-dealer subsidiaries and affiliates in connection with offers and sales of the SynDECS (subject to our obtaining any necessary approval of the New York Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obliged to make a market in the SynDECS and any may discontinue any market-making at any time without notice, at its sole discretion.

     This prospectus supplement and the accompanying prospectus in electronic format may be made available on websites maintained by the underwriters.

     The underwriting agreement provides that we, Security Capital and Regency will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of such liabilities.

     In the ordinary course of their respective businesses, certain of the underwriters and their affiliates may have engaged in and may in the future engage in commercial and investment banking transactions with us, Security Capital, Regency and our and their respective affiliates, for which the underwriters and their affiliates have received or may receive customary compensation.

                              ERISA CONSIDERATIONS

     The following discussion may be relevant to employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), individual retirement accounts, Keogh plans and other similar plans subject to
Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), entities the underlying assets of which may be deemed "plan assets" under ERISA regulations, and governmental plans subject to any substantially similar federal, state or local laws (collectively, "Pension Type Accounts"). A fiduciary of a Pension Type Account should consider the fiduciary standards of applicable law in the context of the Pension Type Account's particular circumstances before authorizing an investment in the offered securities of Citigroup Global Markets Holdings. Among other factors, the fiduciary should consider whether such an investment is in accordance with the documents governing the Pension Type Account and whether the investment is appropriate for such Pension Type Account in view of its overall investment policy and diversification of its portfolio.

     Certain provisions of applicable law prohibit Pension Type Accounts from engaging in certain transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to such Pension Type Account. Any Pension Type Account proposing to acquire the offered securities should consult with its legal counsel.

     We and our subsidiaries and affiliates provide services to many employee benefit plans. We and any of our direct or indirect subsidiaries and affiliates may each be considered a "party in interest" and/or a "disqualified person" to a large number of Pension Type Accounts. A purchase of our offered securities by any such Pension Type Account could result in a prohibited transaction between such Pension Type Account and us.

     Accordingly, SynDECS may not be purchased, held or disposed of by a Pension Type Account unless one of the following Prohibited Transaction Class Exemptions ("PTCE") issued by the Department of Labor (or similar exemption or exception) applies to such purchase, holding or disposition: PTCE 96-23 for transactions determined by in-house asset managers; PTCE 95-60 for transactions involving insurance company general accounts; PTCE 91-38 for transactions involving bank collective investment funds; PTCE 90-1 for transactions involving insurance company pooled separate accounts; or PTCE 84-14 for transactions determined by independent qualified professional asset managers.

     Any purchaser or transferee of the SynDECS or any interest therein will be deemed to have represented and warranted to Citigroup Global Markets Holdings on each day from and including the date of its purchase of such securities through and including the date of disposition of such securities that either (i) it is not a Pension Type Account and is not purchasing such securities or interest therein on behalf of, or with "plan assets" of, any such Pension Type Account; or (ii) its purchase, holding and disposition of such securities or any interest therein is not and will not be prohibited under Section 406 of ERISA or Section 4975 of the Code (or any substantially similar federal, state or local law) by reason of the satisfaction of one or more of the following exemptions (or similar exemption or exception): PTCE 96-23, 95-60, 91-38, 90-1 or 84-14.

     Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is important that any person considering the purchase of the SynDECS with plan assets consult with its counsel regarding the consequences under ERISA, the Code or other similar law of the acquisition and ownership of offered securities and the availability of exemptive relief under the class exemptions listed above.

                                  LEGAL MATTERS

     The validity of the SynDECS and certain matters relating thereto will be passed upon for Citigroup Global Markets Holdings by Richard Ketchum, Esq. Mr. Ketchum, General Counsel of Citigroup Global Markets Holdings, beneficially owns or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than 1% of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York,

New York. Cleary, Gottlieb, Steen & Hamilton has also acted as special tax counsel to Citigroup Global Markets Holdings in connection with the SynDECS. Cleary, Gottlieb, Steen & Hamilton has from time to time acted as counsel for Citigroup Global Markets Holdings and certain of its affiliates and may do so in the future.

                       WHERE YOU CAN FIND MORE INFORMATION

INFORMATION ABOUT CITIGROUP GLOBAL MARKETS HOLDINGS

     The following documents, filed by Citigroup Global Markets Holdings with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-4346), are incorporated herein by reference: (i) our Annual Report on Form 10-K for the year ended December 31, 2002, (ii) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and (iii) our Current Reports on Form 8-K filed on January 22, 2003, April 7, 2003, April 14, 2003, April 28, 2003,
April 30, 2003 and June 2, 2003. You should refer to "Prospectus Summary--Where You Can Find More Information" in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC's home page on the worldwide web on the internet at http://www.sec.gov.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus supplement is distributed. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

INFORMATION ABOUT REGENCY

     For additional information about Regency, including risks associated with an investment in Regency common stock, see the prospectus of Regency that we have attached for your convenience to this prospectus supplement and accompanying prospectus. Regency files annual, quarterly and current reports, proxy statements and other information with the SEC. You may also read and copy any document that Regency files at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Regency's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov.

     The SEC allows Regency to "incorporate by reference" the information it files with them, which means that Regency can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of Regency's prospectus that we have attached to this prospectus supplement and accompanying prospectus, and information that Regency files later with the SEC will automatically update and supersede this information. The prospectus of Regency that is attached to this prospectus supplement and accompanying prospectus incorporates by reference certain documents already filed with the SEC and any future filings Regency makes with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the SynDECS.

     We have attached the Regency prospectus solely for convenience of reference. The Regency prospectus does not constitute part of, and is not incorporated by reference into, this prospectus supplement or the accompanying prospectus. In addition, we assume no responsibility for any information included in or omitted from the Regency prospectus.

     The accompanying prospectus relates to Citigroup Global Markets Holdings Inc., which changed its name from Salomon Smith Barney Holdings Inc. on April 7, 2003.

================================================================================






                              7,200,000 SYNDECS(SM)
                    (DEBT EXCHANGEABLE FOR COMMON STOCK(SM))






                     CITIGROUP GLOBAL MARKETS HOLDINGS INC.

                VARIABLE RATE EXCHANGEABLE NOTES DUE JULY 1, 2006

(SUBJECT TO EXCHANGE INTO SHARES OF COMMON STOCK OF REGENCY CENTERS CORPORATION)






                                 --------------


                              PROSPECTUS SUPPLEMENT

                                  JUNE 18, 2003


                                 --------------






                                    CITIGROUP

                               MERRILL LYNCH & CO.

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(SM) Service mark of Citigroup Global Markets Inc.
================================================================================